EXHIBIT 99.2

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                 Buenos Aires, December 28, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                             Ref.: Modification of the interest
                                             rate - Class B due in 2010.

Dear Sirs,

          I, Gabriela A. Duranti, in my capacity as attorney in fact, am writing to modify the fixed interest rate that was reported today for the first period of January 2008 / June 30, 2008 for 181 days for the Class B negotiable obligations with an original nominal value of US$ 273,623,867.- that are due in 2010 and that were issued pursuant to the US$ 2,000,000,000.- Global Program for the Issuance of Negotiable Obligations. Such interest rate will be: 8.218% (Six month LIBOR: 4.718% + 3.50%: 8.218%).

                     Yours faithfully,
                               Gabriela A. Duranti
                                Attorney in fact